June 27, 2013

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

DNB Financial Corporation (the "Company") provided to us a copy of the Company's Current Report on Form 8-K, dated on or about June 27, 2013. We have read the Company's statements included in Item 4.01 of its Form 8-K and we agree with such statements insofar as they relate to our Firm.

Very truly yours,